Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: This slide deck was presented by Art Torno, AMR Corporation’s VP of Mexico, Caribbean and Latin America to students at Florida International University on March 2, 2013.

Global Competition in the Airline Industry Art Torno Vice President Mexico, Caribbean, Latin America

Additional Information and Where To Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward- Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward- looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Agenda 4 Global Aviation Overview Factors Affecting the Airline Industry Infrastructure Taxes Fuel Consolidation US Airways Merger American’s Strategy to Compete Alliances Network Growth Brand Modernization Case Study: Brazil Q & A

5	Global Aviation Overview

6 Aviation provides the only rapid worldwide transportation network, which makes it essential for global business and tourism. It plays a vital role in facilitating economic growth, particularly in developing countries Airlines transport over 2.6 billion passengers annually. Air transport facilitates world trade, helping countries participate in the global economy by increasing access to international markets and allowing globalization of production. The total value of goods transported by air represents 35% of all international trade. Global Aviation Overview A major contributor to global economic prosperity

7 1,568 Commercial Airlines 3,846 Airports with scheduled commercial flights 34,756 City-pair routes served globally 23,884 Number of commercial aircraft in service 48.0 Million Tons of freight handled by air in 2010 $5.3 Trillion Value of cargo handled by air in 2010 35% Air transport carries 35% of world trade by value and only 0.5% by volume 71.6 Billion Gallons of jet fuel used by commercial airlines in 2011 $178 Billion The amount the world’s airlines paid for fuel in 2011 56.6 Million Jobs supported by aviation worldwide $2.2 Trillion Aviation’s global economic impact 19th If aviation were a country, it would rank 19th in size by GDP Global Aviation Overview By the numbers Source: ATAG

8	Global Competition Passengers Carried Source: IATA

9 Source: ATAG Global Aviation Overview Passenger Traffic by Region

10 Factors Affecting the Airline Industry

11 Unlike other transport modes, the air transport industry pays for a vast majority of its own infrastructure costs (runways, airport terminals, air traffic control), rather than being financed through taxation and public investment or subsidy (typically the case for roads and railways). In 2010, airports invested $26 billion in construction projects, creating jobs and building new infrastructure. The benefits to society of research and development spending by the aerospace industry are estimated to be much higher than in manufacturing as a whole – every $100 million of spending or research eventually generates additional GDP benefits of $70 million year- after-year. Factors Affecting the Airline Industry Heavy Investment in Vital Infrastructure

12 In spite of airlines’ enormous contribution to the economy, air travel is taxed at a higher federal rate than alcohol and tobacco – products that are taxed to discourage their use Since 1990, the number of aviation taxes/fees has increased from 6 to 17; the total amount of taxes paid by the industry has grown from $3.7 billion to $17 billion over the same period The tax burden on a typical $300 round-trip ticket has nearly tripled since 1972, rising from $22 (7%) to $61 (20%) Airlines and their customers contribute $10 to $12 billion annually to the Airport and Airway Trust Fund; general aviation contributes about $200 million Airlines and their customers incur $3.4—$3.8 billion per year in federally imposed security taxes/fees Higher taxes raise costs. Typically, airlines cannot pass along these costs. Increases in the cost of air travel often result in decreases in travel demand and air service, which harms consumers through upward pressure on fares and fewer markets being served, slows economic growth and negatively impacts jobs. Factors Affecting the Airline Industry Taxation of U.S. Airlines Source: A4A

13 Factors Affecting the Airline Industry Fuel Prices Source: IATA/A4A

14 Factors Affecting the Airline Industry Fuel Prices Impact on Operating Costs Source: IATA

15 2005 2008 2004 2013 2010 Factors Affecting the Airline Industry Industry Consolidation

16 Factors Affecting the Airline Industry Industry Consolidation 16 Synergy estimates are conservative relative to targets established in precedent transactions $2.0B* $680M $1.0B—$1.2B >$1.0B** *Delta/Northwest announced merger with $1.1B in synergies and revised upward to $2.0B after closing ** 2015 Synergies estimate

17 US Airways / AA Merger

18 Combination will create three similarly sized, competitive global network carriers Source: Full Year 2012 Consolidated ASMs, as reported Southwest and others also provide competition in the marketplace (CHART) + (CHART) 2012 Consolidated Available Seat Miles US Airways / AA Merger Global Network Carrier 248.8 230.4 166.2 88.4 254.6 248.8 230.4

19 Asia/Pacific 5 Destinations 8 Routes Mexico 20 Destinations 42 Routes South America 21 Destinations 34 Routes Europe / Middle East 21 Destinations 52 Routes Caribbean 32 Destinations 93 Routes Central America 10 Destinations 22 Routes Canada 9 Destinations 30 Routes Diio 2013 published schedules as of January 25, 2013 US Airways / AA Merger World Class Global Network

20 Domestic Network 218 Destinations 682 Routes Diio 2013 published schedules as of January 25, 2013 US Airways / AA Merger Complementary Domestic Network

American and US Airways Bring Unique Destinations to Each Other's Customers

Asia/Pacific

Beijing, CN
Seoul, KR
Shanghai, CN
Tokyo-Haneda, JP
Tokyo-Narita, JP

North America

Abilene, TX
Alexandria, LA
Amarillo, TX
Aspen, CO
Beaumont/Pt. Arthur, TX
Bloomington, IL
Brownsville, TX
Cedar Rapids, IA
Champaign, IL
College Station, TX
Colorado Springs, CO
Columbia, MO
Columbus, GA
Corpus Christi, TX
Dubuque, IA
Evansville, IN
Fargo, ND
Flint, MI
Fort Smith, AR
Fort Wayne, IN
Garden City, KS
Grand Island, NE
Grand Rapids, MI
Green Bay, WI
Gunnison, CO
Houston-Hobby, TX
Jackson Hole, WY
Shreveport, LA
Sioux City, IA
Sioux Falls, SD
Joplin, MO
Kalamazoo, MI
Killeen, TX
La Crosse, WI
Lafayette, LA
Lake Charles, LA
Laredo, TX
Lawton, OK
Longview, TX
Lubbock, TX
Madison, WI
Manhattan, KS
Marquette, MI
McAllen, TX
Midland/Odessa, TX
Moline, IL
Monroe, LA
Montrose, CO
Oklahoma City, OK
Peoria, IL
Rapid City, SD
Rochester, MN
Roswell, NM
San Angelo, TX
Santa Fe, NM
Springfield, IL
Springfield, MO
Steamboat Springs, CO
Texarkana, AR
Toledo, OH
Traverse City, MI
Tulsa, OK
Tyler, TX
Vail/Eagle, CO
Waco, TX
Waterloo, IA
Watertown, NY
Wausau, WI
Wichita Falls, TX
Wichita, KS
Kitchener, ON
Aguascalientes, MX
Chihuahua, MX
Leon/Guanajuato, MX
Morelia, MX
Monterrey, MX
Puebla, MX
Queretaro, MX
San Luis Potosi, MX
Torreon, MX
Veracruz, MX
Akron/Canton, OH
Albany, NY
Allentown, PA
Asheville, NC
Augusta, GA
Bakersfield, CA
Bangor, ME
Binghamton, NY
Boise, ID
Burbank, CA
Burlington, VT
Daytona Beach, FL
Elmira, NY
Erie, PA
Fayetteville, NC
Flagstaff, AZ
Florence, SC
Greenville, NC
Hilton Head Island, SC
Huntington, WV
Ithaca, NY
Jacksonville, NC
Long Beach, CA
Long Island-Macarthur, NY
Lynchburg, VA
Manchester, NH
Martha's Vineyard, MA
Melbourne, FL
Myrtle Beach, SC
Nantucket, MA
New Bern, NC
New Haven, CT
Newburgh, NY
Newport News, VA
Oakland, CA
Portland, ME
Providence, RI
Roanoke, VA
Salisbury, MD
San Luis Obispo, CA
Sarasota/Bradenton, FL
Spokane, WA
State College, PA
Tri-Cities, TN
Wilkes-Barre/Scranton, PA
Williamsport, PA
Wilmington, NC
Yuma, AZ
Edmonton, AB
Halifax, NS
Quebec, QX
Hermosillo, MX
Manzanillo, MX

Europe / Middle East

Amsterdam, NL
Athens, GR
Brussels, BE
Glasgow, GB
Lisbon, PT
Munich, DE
Shannon, IE
Venice, IT
Tel Aviv, IL
Dusseldorf, DE
Helsinki, FI
Milan, IT

Central America

Guatemala City, GT
Managua, NI
Panama City, PA
Roatan, HN
San Pedro Sula, HN
San Salvador, SV
Tegucigalpa, HN

South America

Asuncion, PY
Belo Horizonte, BR
Bogota, CO
Brasilia, BR
Buenos Aires, AR
Cali, CO
Caracas, VE
Guayaquil, EC
La Paz, BO
Lima, PE
Manaus, BR
Maracaibo, VE
Medellin, CO
Montevideo, UY
Quito, EC
Recife, BR
Salvador, BR
Santa Cruz, BO
Santiago, CL

Caribbean

Curacao, CW
Dominica, DM
Fort De France, MQ
George Town, BS
Grenada, GD
Kingston, JM
La Romana, DO
Marsh Harbour, BS
North Eleuthera, BS
Pointe A Pitre, GP
Port Au Prince, HT
Port Of Spain, TT
Puerto Plata, DO
Santiago, DO
Tortola, VG

130 Cities served by American but not by US Airways
62 Cities served by US Airways but not by American

Diio 2013 published schedules as of January 25, 2013

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oneworld is the preferred alliance for premium customers A combination will create a more equal alliance share in the United States, offering robust competition in the global marketplace (CHART) (CHART) MIDT premium passenger bookings Diio 2013 published schedules as of January 25, 2013 22 US to World ASM Share (CHART) US Airways / AA Merger A stronger oneworld alliance

23 Source: Delta.com, United.com pulled on January 25, 2013 * Subject to overlap between current programs US Airways members join AAdvantage®, the first and best developed loyalty program in the world Members to benefit from improved opportunities to earn and redeem miles across the combined network Total Frequent Flyer Program Members (millions) + US Airways / AA Merger Creates the Industry’s Largest Loyalty Program

24 In-Service Aircraft at year-end 2012; includes aircraft operated by other airlines under capacity purchase agreements The new American Airlines will have one of the most modern and efficient fleets in the industry Mainline Fleet Mainline Fleet Narrowbody 487 314 801 Widebody 121 26 147 Total Mainline 608 340 948 Regional Fleet Regional Fleet 281 282 563 Total Total 889 622 1,511 + US Airways / AA Merger Right Aircraft in the Right Place at the Right Time

25 American’s Strategy to Compete

26 American’s Strategy to Compete Strategic Building Blocks Broaden and deepen our alliance relationships through joint ventures and alliance expansion Concentrate our network and assets into five key markets and remain one of the world’s largest airlines Build a long-term fleet plan sufficient for both replacement and growth Modernize our brand and products

27 American’s Strategy to Compete Network Growth through Alliances and Partnerships American is part of the oneworld alliance The Benefits of Alliances Global Network Ability to offer customers more flights to more destinations than any one airline could alone Rewards and Privileges Earn mileage rewards whenever you fly on oneworld partner airlines, using eligible fares and when you are ready to redeem your rewards, you can choose to do so across the entire oneworld network Speed and Priority Seamless service across the network Smooth transfer between partner airlines

28 American’s Strategy to Compete Network Growth through Alliances and Partnerships 28 AA’s oneworld and Codeshare/Frequent Flyer Partners

29 American’s Strategy to Compete Network Growth through Alliances and Partnerships Member Airlines Destinations Countries Departures Fleet Size Market Share 13 841 155 8,837 2,473 26.0% 19 1,000 187 15,465 4,150 30.0% 27 1,329 194 21,900 4,386 45.0%

30 American’s Strategy to Compete Well Developed, Strategically Focused Network 98% of AA’s capacity is concentrated in its five hubs (CHART)

31 American’s Strategy to Compete Well Developed, Strategically Focused Network Grow our route network with expanded service to more destinations worldwide Grow international capacity from the current 38% of Available Seat Miles (ASMS) to 44% by 2017 New Routes Added in 2012 Dallas – Milwaukee Los Angeles – Washington, D.C. Miami—Seattle New York – Tokyo (HND) Miami – Barcelona Miami—Manaus Miami – Asuncion Miami – Roatan New Routes Announced for 2013 Dallas – Seoul, Korea Dallas – Lima, Peru Dallas – Bogota, Colombia Chicago – Dusseldorf, Germany Los Angeles – Sao Paulo, Brazil New York – Dublin, Ireland New York – Rome, Italy Miami – Pointe-A-Pitre, Guadeloupe Miami – Fort de France, Martinique Miami – Curitiba, Brazil Miami – Porto Alegre, Brazil Miami – San Diego

32 American’s Strategy to Compete Unique and Transformational Aircraft Order Plans Firm Orders Options B737 Family 138 40 B737 Family MAX 100 60 B777 Family 16 B787 Family 42 58 Total Boeing 296 158 A320 Family 130 85 A320 Family NEO 130 280 Total Airbus 260 365 Grand Total 556 523

33 American’s Strategy to Compete Youngest Fleet in Just 5 Years (CHART) Source: Ascend; based on currently available/published Fleet Plans

34 Inspired by our proud past, our new look symbolizes our passion for progress by incorporating the colors and symbols you’ve come to associate with American. The new look and feel of our planes is a bold symbol of our origin and our name, while the updated exterior reflects the innovative spirit of modern America. The transformation continues on the inside, as we bring you a more modern, comfortable and connected experience throughout the entire aircraft. American’s Strategy to Compete Brand Modernization

35 Fleet Modernization – providing more comfort for our customers. Starting in 2013, every new American Airlines aircraft will offer personal in seat entertainment, wi-fi and power ports in every seat, seat-to-seat chat capability, live text news and weather updates, airport maps and connecting gate information A321 Transcontinental Coast to Coast benefits – only airline with three class service and fully lie flat first and business class seats Main Cabin Extra – new seating product that will offer four to six inches more leg room than a standard main cabin seat American’s Strategy to Compete Product Investments Reflect Brand Modernization

36 Product Enhancements—providing more comfort and convenience for our customers. International Premium Experience – It includes new china and flatware design, industry leading amenity kits for First and Business class, new menu selections and elevated onboard customer service. Travel Options – new booking path on AA.com where customers can book competitive fares as well as add new combinations of products and services they value most. These choices give customers greater value, flexibility and convenience. Customization includes no change fee, one checked bag, priority boarding, same day standby and Aadvantage bonus miles. American’s Strategy to Compete Product Investments Reflect Brand Modernization

37 Case Study: Brazil

38 Largest country in South America with a population of over 200 million people with a vast geographic footprint Now the sixth largest economy in the world by GDP, has a thriving economy and growing middle class Substantial oil and gas reserves continue to be discovered off Brazil’s coast. Because of high oil prices, the country is enjoying an economic boom, which has led to rapid growth In 2002 airlines flew 34.3 million passengers on flights originating in Brazil. In 2012, airlines flew over 107.8 million passengers In 2012, 1.8 million Brazilians visited the United States, an 18% increase from 2011. By 2016, the number is estimated to climb to 2.8 million. 86% of aviation traffic is domestic. Case Study: Brazil Country Overview

39 We began service from Miami to Rio with continuing service to São Paulo in July 1990 In 1991 we began service from New York-JFK to São Paulo and from Miami to both São Paulo and Rio In 1992 we began service from Dallas/Ft. Worth to São Paulo In 2008 we began service from Miami to Belo Horizonte, Recife and Salvador In 2010 we began service from Miami to Brasilia and from Dallas/Ft Worth and New York-JFK to Rio In 2012 we began service from Miami to Manaus In late 2013 we will begin service from Miami to Curitiba and Porto Alegre, for a total of 9 destinations to Brazil We have applied to begin service from Los-Angeles to São Paulo in late 2013 and from Chicago to São Paulo in late 2014 Case Study: Brazil Our History

40 (CHART) Case Study: Brazil Our Passenger Growth in Brazil 81 % Growth

41 Opportunities

42 Confederation Cup 2013, World Cup 2014, Olympic Games 2016 TAM Codeshare Current US Policy to increase non-immigrant visas by 40% U.S. opening two additional consular offices in Porto Alegre and Belo Horizonte Waive low risk applications need for in person interview Reduce wait times for appointments to no more than 3 weeks U.S. Visa Waiver Initiative Would allow Brazilians to travel to the U.S. for up to 90 days without a visa. Reciprocity is generally given when visa waiver status is granted, which would result in more Americans traveling to Brazil. This is of importance considering the World Cup in 2014 and the Olympics in 2016 Open Skies Agreement takes full effect in October of 2015 AA applied for additional frequencies enabling us to increase service from Miami to Brasilia and Belo Horizonte as well as introduce service from Miami to Manaus Currently waiting for authorization to begin service to Porto Alegre and Curitiba from Miami in late 2013 Expanded international passenger and cargo flights to and from the U.S., promoting increased travel and trade Case Study Brazil Opportunities

43 Challenges

44 Case Study Brazil Challenges Slot restricted airports Airport infrastructure 25% tariff increase on 100 imported goods Managing airline capacity

45 Case Study: Brazil Inaugural 777-300ER Dallas—Sao Paulo On January 31st American became the first U.S. carrier to fly the 777-300ER when it departed on its inaugural flight from Dallas/Fort Worth to Sao Paulo, highlighting the importance of Brazil to our global network.

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